

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2011

Mr. Benjamin Ward
Chief Executive Officer and President
Joshua Gold Resources Inc.
(f/k/a Bio-Carbon Systems International Inc.)
72 Birch Street East
Chapleau, Ontario, Canada
P0M 1K0

> **Re:** **Joshua Gold Resources Inc., formerly known as Bio-Carbon Systems International Inc.**
>
> **Form 10**
> **Filed October 28, 2009**
>
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed April 6, 2010**
>
> **Amendment No. 1 to Form 8-K**
> **Filed November 18, 2010**
>
> **Amendment No. 1 to Form 10-Q for the Fiscal Quarter Ended June 30, 2010**
> **Filed November 18, 2010**
>
> **Form 8-K**
> **Filed December 23, 2010**
>
> **Schedule 14C**
> **Filed January 10, 2011**
>
> **File No. 0-53809**

Dear Mr. Ward:

      We issued comments to you on the above captioned filings on January 28, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by July 15, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

      If you do not respond to the outstanding comments or contact us by July 15, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Douglas Brown at (202) 551-3265 or, me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: H. Grady Thrasher IV (via facsimile)